Ratio of earnings to fixed charges

Ratio of earnings to fixed charges - Group

in	6M10	2009	2008		2007	2006	2005

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	4,884	8,077	(14,902)		13,740	14,319	7,342

Income from equity method investments	(95)	(56)	82		(196)	(124)	(286)

Pre-tax earnings/(loss) from continuing operations	4,789	8,021	(14,820)		13,544	14,195	7,056

Fixed charges:
Interest expense	10,716	18,397	39,403		54,108	43,699	29,195

Interest portion of rentals [1]	301	590	574		584	569	535

Preferred dividend requirements	67	131	60		0	0	0

Total fixed charges	11,084	19,118	40,037		54,692	44,268	29,730

Pre-tax earnings before fixed charges	15,873	27,139	25,217		68,236	58,463	36,786

Noncontrolling interests	191	(313)	(2,619)		4,738	3,630	1,948

Earnings before fixed charges and provision for income taxes	15,682	27,452	27,836		63,498	54,833	34,838

Ratio of earnings to fixed charges	1.41	1.44	0.70	[2]	1.16	1.24	1.17

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The coverage deficiency was CHF 12,201 million for the year ended December 31, 2008.